



2023 REPORT

Active Defender

REPORT CARD

Dear investors,

The successful achievement of our crowdfunding goal marks a pivotal moment for Active Defender, offering us a multitude of enhancement and expansion opportunities. This milestone not only empowers us to continue advancing our security app technology but also amplifies our potential to make a meaningful impact across more communities. With these resources, we are positioned to accelerate the development of new features and functionalities within our app, ensuring that our solutions remain at the forefront of school security technology.

Moreover, this success enables us to broaden our outreach, bringing Active Defender into new districts and schools that can benefit from our comprehensive approach to safety. By expanding our footprint, we reinforce our commitment to delivering the right information to the right people for the right response, facilitating a more cohesive and efficient reaction to emergencies.

Our investors' support has been instrumental in reaching this juncture, and as we move forward, it is with a renewed sense of purpose. The foundation we have built together is not just for growth but for enacting significant, positive changes in how educational institutions approach safety. Through continuous improvement and expansion, Active Defender is set to transform the landscape of school security, making our schools not just safer

places to learn, but empowering communities with the confidence to respond effectively to any situation.

We need your help!

To continue supporting Active Defender's mission in making educational environments safer, we encourage our investors to actively share the vision and updates within their networks, engage with our social media content to increase awareness, and provide us with valuable feedback, ensuring that together, we can keep refining our approach to offer the most advanced and effective school security solutions.

Sincerely,

Jim Boyte
Founder

Joe Haas
Director

Jeffrey Bunder
Director

Seth Powers
Chief Operations Officer

Chris Maxwell
Director

How did we do this year?



REPORT CARD

A-

☺ The Good

Fundraising goal achieved for Active Defender, showing strong support for enhancing school security with advanced technology.

Investors show strong support for Active Defender, highlighting its vision for safety in educational settings.

Active Defender's successful campaign shows commitment to making schools safer with the most comprehensive safety application.

☹ The Bad

It was challenging due to geographical restrictions, limiting to U.S. based investors, excluding some enthusiastic supporters.

Campaign struggled to share video updates on crowdfunding platform, had to resort to website, affecting investor engagement.

There's a need to enhance the engagement strategy by utilizing social media effectively for real-time interactions and updates.

2023 At a Glance

January 1 to December 31



$178,532 +38%
Revenue



-$123,525 [71X]
Net Loss



$46,574 [6%]
Short Term Debt



$1,152,904
Raised in 2023



$586,961
Cash on Hand
As of 03/26/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$128,966

$1,757

$178,532

-$123,525

2022	2023

Net Margin: -69%   Gross Margin: 95%   Return on Assets: -22%   Earnings per Share: -$12.35

Revenue per Employee: $22,317   Cash to Assets: 96%   Revenue to Receivables: 1,100

Debt Ratio: 114%

📄 Active_Defender_Financials_and_CPA_Review_Report_2021_and_2022.pdf

📄 Active_Defender_financials_2023_Annual_report.pdf

We ❤ Our 147 Investors

Thank You For Believing In Us

Janine M Furze	Kendal Hudson	Jerry David Mofield	Carleton Scott...	Benjamin Horowitz	Neil Eldred
Randy R Osborn	Gary DeRosa	Shelley V	Michelle Geil	Ryan Lewis	Ruben Pasos
Kerry Kassinger	Dolores Terry	Timothy Dick	Thomas Goodish Jr	Bobbie & Jim Allen	Melissa Lawson
Katie S	James Lyons-Weiler	Ben Roberts	John Boyte	Jerry Aponte	Angela Stinson
Kevin Ozee	Joann Andrew	Jay Bigelow	Rockey Talley	Neil Andrew	Hayden Theis
That GUY	Sean Winner	John Douglas	A Bt Mut	Jerry Kreisl	Tommy Deese
Sherwood Byam	Brian Cronquist	Anne Alman	John Kim	Jeff Bunder	DelQuin L Jones Sr
Bill Robinson	Cindy Frost	Misty Patel	Robert McCollough	Kim Lanier	Adham Abboud
Anita Pikosky	Vijay Krishnamurthi	Leigh Churchbourne	Blair Alexander	Perry Hilburn	Renee Portee
Jennifer Laliberte	Marc A Pierre Louis	Holly Rice	Richard Sodemann	Richard Edelman	Claire Richmond
Robert M Vincent	Jacob Hargrave	Callie Kontoulas	Jonathan Cole	Angela Brantley	Jenna Anderson
Tammy Abercrombie	Yvonne Roof	Eddie Cain	Eddie Cain IV	James Boyte	Dr. Seth Powers
Anna S. Baxter	James M Boyte, III	Thad Austin	Lauren Maness	Harley Davis	Patrick Keith Stewart
Tammy Monroe	Theresa Ward	Tamara Boyte Theis	Debbie McNeill-Sattler	Ann B Absher	Rodney Darrin...
Phyllis C Morgan	Rebecca Silverstein	Peter Theis	Al & Mel Davis	Patricia Boland	Chris Maxwell
Terri DesGarennes	Philip Cleek	Ephraim Rozelle Boyte	Janet Boyte	Alvin F Barber Jr	Nasim Jaghoori
Sonia Bunder	Tim Hoffman	John Hiram Murray Sr	Kevn J Greene	Henrick Horita	Steven M Robinson
Bradley Phillips	Evelyn Herrera	Michael E. Bielewicz	Edward Kelly Medlock	Derrick Alexander Jr	Jon Olson
Mick Cheshire	Mehranoosh Romezi	Leah Brenda	Vernon A Davis	Tim Boyte	Eric Donovan
Walter Powers	Gregory Williams	Kyle Sargent	John Fernstrum	Scott Hilsen	Monte Louis Ashworth
Lisa Maznio	Igor Tsukerman	Andrew Adegboyega...			

Thank You!

From the Active Defender Team



Jim Boyte 𝕏 in

Founder

Jim Boyte brings over a decade of security experience from his time as an R&D engineer for the US Army. He's an experienced founder, having successfully sold his previous...



Dr. Seth Powers

Board Advisor

Dr. Seth Powers has 30+ years of K-12 public school experience as a teacher, principal, and district administrator. He...



Clif Talley

COO

Clif Talley has 20+ years of active duty military service in Special Operations. He also has extensive experience in buildin...







Dr. Joe Haas

Board Chairman

With a career in Christian school education and administration spanning since 1975, Dr. Haas adds a deep understanding of...



Jon Purgason

CTO

Jon Purgason has over 30 years of diverse software and consulting experience. XVIII Airborne Corps Games for...



Chris Maxwell in

Board Member

Chris's extensive experience leading significant military projects and his skills in business development...



Jeffrey Bunder

Lead Investor and Board Member

With over 34 years of private equity experience, Jeffrey Bunder is pivotal in guiding our growth strategies. Bunder is a...

Details

The Board of Directors

Director	Occupation	Joined
Joe Haas	Retired @ Retired	2019
Chris Maxwell	Project Engineer @ Booz Allen	2019
James Boyte	Founder/CEO @ Active Defender	2019
Jeffrey Bunder	Partner, CFO, CCO @ Edgelight Capital	2023

Officers

Officer	Title	Joined
James Boyte	Founder	2019

James Boyte	Founder		2019
Seth Powers	COO		2023

Voting Power ❓

Holder	Securities Held	Voting Power
James Boyte	8,493 Common (voting)	100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2019	$80,000	Common Stock	Other
06/2020	$16,200		Other
07/2023	$250,000		506(c)
10/2023	$576,452	Safe	Section 4(a)(2)
11/2023	$326,452		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Eidl Small Business Assoc. (SBA) ❓	06/26/2020	$16,200	$16,200 ❓	3.75%	06/26/2050	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock (Voting)	15,000	8,493	Yes
Common Stock (Non Voting)	20,000	1,507	No

Warrants: 0
Options: 0

Form C Risks:

We are intending to charge for our product. Should a competitor charge less for the product, or give it away for free as a way to attract customers (due to government funding), they may be able to undercut us. While we believe that eventually, those customers may still decide to use our product, it may slow our growth. These contracts tend to be years long.

Government regulation may have an impact on our business. Generally, we think that government regulation will help our growth (as we offer a solution to remain in compliance);

however, governments could also decide to work with specific competitors rather than working with our company to implement solutions.

We have significant intellectual property. Should that intellectual property become compromised in any way, it could aid a competitor of ours, or slow our growth.

As a technology company, we are dependent on attracting and retaining high quality technology talent to our company. Should we be unable to find or retain that talent, we may not be able to progress as quickly.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Competitors pose a risk (especially larger competitors that may not have entered the market yet). There is also the possibility that a newer competitor who is better funded could grow more quickly than we do.

We are subject to key personnel risks. We are highly dependent on our founding team, and the absence of any of those members of any of those members could pose a risk.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Clif Talley is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Boyte Group, Inc.

Delaware Corporation

Organized May 2019

Organized May 2015
8 employees
495 Campbell Road
Carthage NC 28327 https://active-defender.com

Business Description

Refer to the Active Defender profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Active Defender is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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